# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Quantum-Si Inc, CIK 0001816431
CUSIP: 74765K105
Title of class of securities: Class A common stock, par value $0.0001 per share, Class B common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 29 BUSINESS PARK DRIVE, BRANFORD, Connecticut (CT), 06405
Date of event which requires filing of this statement: 12/27/2024
Amends the filing with accession number 0001104659-21-083432
Filed by CIK 0001076352
Persons authorized to receive notices and communications: Jonathan M. Rothberg, Ph.D., c/o Quantum-Si Incorporated, 29 Business Park Drive, Branford, Connecticut (CT), 06405, (866) 688-7374

## Reporting persons
- ROTHBERG JONATHAN M (CIK 0001076352): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 11,972,645; shared voting power 2,190,489; sole dispositive power 11,972,645; shared dispositive power 2,190,489; aggregate amount beneficially owned 14,163,134 (11.5% of the class)
  Comment: This Reporting Person's Table is for Class A common stock.
  
  Rows 7, 9 and 11 consists of (i) 2,568,443 shares of Class A common stock of Quantum-Si Incorporated (the ''Issuer'') held by Jonathan M. Rothberg, Ph.D., (ii) stock options to purchase 430,361 shares of Class A common stock of the Issuer which are exercisable within 60 days of December 27, 2024, held by Dr. Jonathan M. Rothberg, (iii) 2,723,841 shares of Class A common stock of the Issuer held by 2012 JMR Trust Common, LLC, and (iv) an aggregate of 6,250,000 shares of Class A common stock of the Issuer held by entities owned by trusts created for the benefit of Dr. Jonathan Rothberg's children, including shares of Class A common stock previously distributed from 2012 JMR Trust Common, LLC.
  
  Rows 8, 10 and 11 consists of (i) 1,917,067 shares of Class A common stock of the Issuer held by 23rd Century Capital LLC, and (ii) 273,422 shares of Class A common stock of the Issuer held by Dr. Jonathan Rothberg's spouse, Bonnie E. Gould Rothberg, M.D.
  
  Row 13 is calculated based on 122,775,352 shares of Class A common stock of the Issuer outstanding as of November 7, 2024.
- ROTHBERG JONATHAN M: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 19,937,500; shared voting power 0; sole dispositive power 19,937,500; shared dispositive power 0; aggregate amount beneficially owned 19,937,500 (100% of the class)
  Comment: This Reporting Person's Table is for Class B common stock.
  
  Rows 7, 9 and 11 consists of (i) 17,943,750 shares of Class B common stock of the Issuer held by 4C Holdings I, LLC and (ii) 1,993,750 shares of Class B common stock of the Issuer held by 4C Holdings V, LLC.
  
  Row 13 is calculated based on 19,937,500 shares of Class B common stock of the Issuer outstanding as of November 7, 2024.
- 23rd Century Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); shared voting power 1,917,067; shared dispositive power 1,917,067; aggregate amount beneficially owned 1,917,067 (1.6% of the class)
  Comment: This Reporting Person's table is for Class A common stock.
  
  Row 13 is calculated based on 122,775,352 shares of Class A common stock of the Issuer outstanding as of November 7, 2024.
- 2012 JMR Trust Common, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); shared voting power 2,723,841; shared dispositive power 2,723,841; aggregate amount beneficially owned 2,723,841 (2.2% of the class)
  Comment: This Reporting Person's table is for Class A common stock.
  
  Row 13 is calculated based on 122,775,352 shares of Class A common stock of the Issuer outstanding as of November 7, 2024.
- 4C Holdings I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); shared voting power 17,943,750; shared dispositive power 17,943,750; aggregate amount beneficially owned 17,943,750 (90% of the class)
  Comment: This Reporting Person's table is for Class B common stock.
  
  Row 13 is calculated based on 19,937,500 shares of Class B common stock of the Issuer outstanding as of November 7, 2024.
- 4C Holdings V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); shared voting power 1,993,750; shared dispositive power 1,993,750; aggregate amount beneficially owned 1,993,750 (10% of the class)
  Comment: This Reporting Person's table is for Class B common stock.
  
  Row 13 is calculated based on 19,937,500 shares of Class B common stock of the Issuer outstanding as of November 7, 2024.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share, Class B common stock, par value $0.0001 per share
Name of issuer: Quantum-Si Inc
Address of issuer's principal executive offices: 29 BUSINESS PARK DRIVE, BRANFORD, Connecticut (CT), 06405
Comment:
Explanatory Note

This Amendment No. 3 to Schedule 13D (''Amendment No. 3'') amends and supplements the Schedule 13D dated June 18, 2021, as amended by Amendment No. 1 filed on September 13, 2023 and Amendment No. 2 filed on September 17, 2024 (collectively, as amended, the ''Schedule 13D'') relating to the Class A common stock, par value $0.0001 per share (''Class A common stock''), and Class B common stock, par value $0.0001 per share, of Quantum-Si Incorporated, a Delaware corporation (the ''Issuer''). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer.

There are no changes to the Item 1 information previously filed.

## Item 2. Identity and Background
Name of person filing: There are no changes to the Item 2 information previously filed.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: There are no changes to the Item 3 information previously filed.

## Item 4. Purpose of Transaction
Purpose of transaction: There are no changes to the Item 4 information previously filed.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
Item 5(c) of Schedule 13D is hereby amended and supplemented by adding the following:

The transactions effected by the Reporting Persons in respect of the Class A common stock since the most recent filing of the Reporting Persons on Schedule 13D are set forth on the following table. All transactions below were effected by the Reporting Persons in connection with estate planning and pursuant to a Rule 10b5-1 trading plan (the "Plan") entered into on September 11, 2023.

Transaction Date: 12/27/2024
Price Per Share(1): $3.3034
Price Per Share Range: $3.07 - 4.0697
Number of Shares(2): 3,337,015

Transaction Date: 12/27/2024
Price Per Share(1): $4.0959
Price Per Share Range: $4.07 - 4.135
Number of Shares(2): 169,252

(1) The prices shown are weighted average sale prices for shares sold in multiple transactions. The Reporting Person will provide to the Issuer, any security holder of the Issuer, or the SEC staff, upon request, information regarding the number of shares sold at each price within the respective ranges.

(2) The reported sales reflect the final sales effected pursuant to the Plan.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no changes to the Item 6 information previously filed.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: There are no changes to the Item 7 information previously filed.

## Signatures
- ROTHBERG JONATHAN M: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D. (12/31/2024)
- ROTHBERG JONATHAN M: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D. (12/31/2024)
- 23rd Century Capital LLC: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D., Member (12/31/2024)
- 2012 JMR Trust Common, LLC: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D., Manager (12/31/2024)
- 4C Holdings I, LLC: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D., Manager (12/31/2024)
- 4C Holdings V, LLC: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D., Manager (12/31/2024)